GOLDEN DEVELOPING SOLUTIONS, INC.

4100 E MISSISSIPPI AVE., SUITE 315

DENVER, CO 80246

August 14, 2019

Tanisha Meadows

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Golden Developing Solutions, Inc.
Amendment No. 1 to Form 10-12G
Filed July 2, 2019
File No. 000-56051

Dear Ms. Meadows:

By letter dated July 17, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Golden developing Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No.1 to Form 10-12G filed on July 2, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-12G Amendment 1 filed July 2, 2019

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Going Concern, page 17

1.	Please separately quantify ongoing operating expenses from liabilities as of March 31, 2019 that you will need to cover with cash on hand and revenues.

 Response: The Company has revised its filing to include the following on page 17:

As of March 31, 2019, the Company had $240,404 of cash and had $559,259 of revenue during the three months ended March 31, 2019 to meets its ongoing operating expenses and liabilities of $6,739,712, of which $5,288,970 are due within 12 months. The Company also expects to incur additional annual cash operating expenses of between $4,400,000 and $4,800,000 based on current operations.

Item 5. Directors, Executive Officers., page 20

2.	We note your response to our prior comment 7 and your revisions to some of your disclosures. Please revise your disclosure for each director and executive officer to ensure that you have described with specificity their business experience for the last five years. Please refer to Item 401(e) of Regulation S-K.

Response: We plan to address the comment in a subsequent filing with the Commission. We appreciate your patience while we gather this information from our officers and directors, but felt the accounting issues should be addressed as soon as possible.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies, page F-8

3.	We have read your response to prior comment 11 in our letter dated May 29, 2019 and the revised disclosure. It is still unclear what services your customers subscribe to and how the Company earns revenue from allowing users to locate nearby cannabis businesses. As previously requested, please provide examples of the various services you provide. In addition, please disclose how applied the guidance in Topic 606 to each revenue stream. It also appears that your cost of goods caption on your annual income statement is actually of cost of services. If so, please revise the caption. Lastly, please include a heading for the section on revenue recognition in this footnote.

Response: The mobile and online cannabis services hub that the Company operates acts as a similar platform as Yelp for restaurants. It enables businesses to advertise their services, locations and other information to potential customers. Users utilize the search functions of the Company’s website in order to determine the most appropriate business for them to utilize depending on their needs. The subscription revenue generated by the Company comes from the businesses being searched by website users. The Company charges its customers up front for a 30 day subscription period, and the Company earns and recognizes revenue over that subscription period. The Company believes that its specific disclosures under the “Performance Obligation” and “Transaction price Allocated to the Remaining Performance Obligations” captions describe how ASC 606 is applied to the Company’s sole source of revenue as of December 31, 2018.

The Company has revised the disclosure on page F-8 as follows:

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which was adopted on January 1, 2018. The Company primarily earns revenue from subscription services for its online and mobile cannabis services hub, www.wheresweed.com. This online and mobile service hub allows business to advertise their location and services offered, and allows users of the Company’s websites to locate nearby businesses. Revenue is recognized when control of the services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. For its subscription services, revenue is recognized over the subscription period ratably. The Company has also developed an online retail business for CBD, hemp oil and health/wellness related products through the Pura Vida joint venture. The Company has not yet begun to sell inventory products through this online retail business as of December 31, 2018.

Further, the Company will revise its income statement to “Cost of Services”.

Note 3. Acquisition of Layer Six Media, Inc., page f-11

4.	It appears you inadvertently omitted the fair value of the stock that was included in the purchase consideration since the total of the notes payable does not equal the total in the purchase price allocation. Please revise.

Response: The Company has revised its disclosures to include the statement previously disclosed regarding the fair value of the stock issued for the acquisition as follows on page F-11:

“170,454,545 shares of common stock, fair value of $5,113,636 based on closing stock price on the date of acquisition”.

5.	We reviewed your response to prior comment 13 and the revised disclosure. Please clarify how the entire $500,000 fee is included in the purchase price when the sellers are responsible for $400,000. In this regard, an example of the entries recorded to include this fee in the purchase price would be helpful to our understanding. In addition, since you are paying $100,000 directly to a third-party (who was unrelated at the time of the acquisition), it appears this fee represents an acquisition-related cost. Please tell us how your accounting of the fee complies with ASC 805-10-25-23 or explain how you accounted for it with reference to the applicable guidance.

Response: Under ASC 805-10-25-23, acquisition related costs should be expensed as incurred. We note that the acquirer, Golden Developing Solutions, Inc., did not incur this broker fee, and therefore it is not considered to be an acquisition cost to the Company. The Company structured $100,000 of the purchase consideration to be paid directly to the broker at the request of the seller, but the fee is the responsibility of the seller for services they received. Further, the Company only disclosed this fee being paid by the sellers of the Layer Six business because the broker became a director of the Company subsequent to the acquisition. The Company does not believe that the direct payment of a portion of the purchase consideration requires treatment as a transaction cost of the Company.

6.	We reviewed your response to prior comment 14 and note that you did not apply any discounts in determining the fair value of the notes payable or the shares used as consideration in the acquisition. We further note that you sold shares throughout 2018 at $.025 per share and used such valuation to value services. Please tell us how your valuation methods to value debt and equity comply with the guidance in ASC 820-10-35. For instance, tell us what consideration was given to nonperformance risk (ASC 820-10-35-17) for the notes and the valuation techniques warranted when there is not an active market for an entity’s equity instruments (ASC 820-10-24). We may have further substantive comment.

Response: The valuation methods to value debt and equity comply with guidance in ASC 820 Fair Value Measurements and Disclosures, as described below:

NOTES PAYABLE:

ASC 820 Fair Value Measurements and Disclosures, establishes three widely used valuation approaches are the market approach, cost approach, and income approach.  An entity shall use valuation techniques consistent with one or more of those approaches to measure fair value.

➢	The main aspects of valuation techniques are summarized below.
o	ASC 820-10-55-3A, the market approach uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business.
o	ASC 820-10-55-3D, the cost approach reflects the amount that would be required currently to replace the service capability of an asset (often referred to as current replacement cost).
o	ASC 820-10-55-3F, the income approach converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the income approach is used, the fair value measurement reflects current market expectations about those future amounts.

The income approach was the primary valuation method used to estimate fair value of the notes payable given that it was appropriate in the circumstances and sufficient data was available.  Following guidance established in ASC 820-10-35-24A, the objective of using this valuation technique (e.g., income approach) was to estimate the price at which an orderly transaction to transfer the liability would take place between market participants at the measurement date under current market conditions.

To account for nonperformance risk, as mentioned in our prior response, we performed a sensitivity analysis where a range of Moody’s seasoned Corporate bond yields (Baa and Ba1) was considered. Given a variance of 1.0 percent and the fact that notes are amortized over a short period of time (e.g., one year and 3 months, respectively) we determined that the notes payables approximate fair value.

COMMON STOCK:

The market approach was the primary valuation method used to estimate the fair value of the common stock given the availability and relevance of observable data.   The determination to use the market approach was based on ASC 820-10-35-24 guidance that requires that valuation techniques be appropriate in the circumstances and for which sufficient data is available to measure fair value.  Also, ASC 820-10-35-36 indicates that valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimizing the use of unobservable inputs.  As mentioned previously, under the market approach, fair value is based on prices and other relevant information generated by market transactions involving the assets and liabilities that are identical or comparable to the interest being measured.

This requirement is consistent with the notion that fair value is a market-based measurement and, therefore, is determined using market-based observable data, to the extent available and relevant.  Specifically, guidance in ASC 820-10-05-1B, establishes that fair value is a market-based measurement, not an entity-specific measurement.

Furthermore, following guidance established in ASC 820-10-35-24A, the objective of using the market approach was to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

We recognize that determining the fair value for an equity investment that does not trade in an active market requires judgment.  As with all fair value measurements, inputs used to determine the fair value of the equity investment from the perspective of a market participant must be prioritized in accordance with the fair value hierarchy established in ASC 820-10-35-37.  The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

In this regard, we approached the valuation in the following manner:

1.	Considered the fair value hierarchy, where the fair value of an equity instrument should be determined based on the quoted price in an active market, if available (e.g. Level 1 input). If such price is not available, other observable inputs for the identical asset should be used, such as a quoted price in an inactive market (Level 2 input). The objective is still to determine the fair value of the equity investment from the perspective of a market participant that holds the identical instrument as an asset.
2.	Recognized that an important aspect in assessing the relevance of a quoted price from an active or inactive market is the determination of whether the transaction is orderly. As stated previously, we believe the transaction reasonably fits the fair value conditions (e.g., orderly transaction between independent, able, willing and knowledgeable parties acting in their own economic best interest); therefore, the price represents a credible estimate of fair value.
3.	Considered both buyer’s and seller’s perspective, consistent with the fair value framework, by selecting inputs that are were consistent with the characteristics of the equity investment at the measurement date under current market conditions.
4.	Incorporated the no-arbitrage logic: 1) economically identical securities must have the same value, and 2) any mispricing of economically identical securities will lead to market participants exploiting this mispricing through an arbitrage strategy until it is resolved.
5.	Finally, and as mentioned in the fair value hierarchy, in the absence of quoted prices for the identical instrument, other valuation approaches could be used. In this regard, and as part of the analysis under ASC 805 Business Combinations, we considered additional valuation techniques (e.g., income approach) to make certain that the overall valuation analysis was internally consistent, the inputs individually and in aggregate were reasonable and the resulting conclusions of value were reasonable. Specifically, under the ASC 805 analysis, we performed an internal rate of return (“IRR”) calculation in order to test the overall reasonableness of the inputs used. In sum, the IRR is a present value technique that takes into account the future cash flows that a market participant would expect to receive from holding the equity instrument in return for the purchase price paid. We then compared the IRR to the weighted average cost of capital (“WACC”) based on market-participant data that focuses on rates of return for equity and debt and a corresponding capital structure and to the weighted average return on assets (“WARA”) which focuses on rates of return for individual assets and their corresponding fair values.

7.	We note in your response to prior comment 15 that in 2018, prior to the acquisition, the only assets held by Later Six Media was a cash balance of $15,000. Please reconcile this statement to your purchase price allocation which shows a significant amount of tangible and intangible assets acquired.

Response: The tangible and intangible assets presented within our disclosure of the purchase price allocation were identified as a result of discussions with the former owners of Layer Six Media. These assets were not reflected on the Layer Six Media accounting records. In particular, Layer Six Media did not capitalized its internal software costs in developing its software platform, as the costs were all internal man hours, and the Layer Six management at the time was not able to predict that the project would be successful. Therefore, they did not capitalize internal software development costs. We further note that the intangible assets recognized were identified as part of management’s determination of any separately identifiable intangible assets from the acquisition based on intellectual property held by Layer Six, and further that recognizing the value of the existing customer base of an acquired business is a common practice in accounting for business combinations under ASC 805.

8.	We have read your response to comment number 15. We are considering your rationale as to whether Layer Six represents your predecessor. In the interim, please advise what consideration was given to presenting Rule 3-05 financial statements for the Layer Six acquisition. Please provide the significance tests in your response as we may have further comments.

Response: Pursuant to Rule 3-05 of Regulation S-X, we believe that, under the Investment Test, an audit of Layer Six is required. While we are currently in negotiations to engage our auditor to begin the audit, we expect to complete the audit of Layer Six in the near future. Further, we await a conclusion from the Staff as to whether or not Layer Six represents our predecessor.

Interim Financial Statements

Consolidated Statements of Operations (Unaudited), page F-17

9.	Please tell us your consideration of separately disclosing net sales from products and revenue from services, as well as their associated costs, in accordance with Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.

Response: The Company has revised its income statement presentation to reflect net sales from products and revenue from services, as well as associated costs.

Infusionz Acquisition, page F-25

10.	Please explain in detail how you determined the value of the notes payable and 147.3 million common shares issued for purchase consideration of CBD Infusionz, LLC in the amount of $5 million. Please note that your valuation of the purchase consideration should consider the value of consideration given or the value of assets received, whichever is more ascertainable. We may have further substantive comment.

Response: The preliminary fair value of the 147.3 million common shares was based on the closing price at the acquisition date. The preliminary fair value of the notes payable is based on the instruments face value. The company continues to perform its analysis regarding the purchase price allocation and the estimate fair value of the consideration transferred for this acquisition, and will complete this assessment within a period of 12 months from the acquisition date. Management anticipates using similar valuation methods as used in the Layer Six transaction, adjusted for current facts and circumstances for this acquisition, such as the longer repayment period of the notes payable.

11.	Please revise your disclosure to clarify how the $150,000 fee paid by the sellers of Infusionz is included in the purchase price.

Response: The seller will pay the $150,000 fee to the broker from the proceeds it receives from the acquisition. There is no portion of the fee to be paid by the Company. Further, this fee was only disclosed in the Company’s financial statements due to the fact that the broker is a director of the Company.

12.	Please disclose how you accounted for the $300,000 with which you agreed to fund Infusionz operations, providing the applicable accounting guidance that supports your position. Please also tell us how much has been paid to date and as of March 31, 2019 and where these amounts have been classified in the financial statements.

Response: The $300,000 is internal funding of the acquired Infusionz business by the Company. The cash outflows from the Company are intercompany transactions between the parent company and its wholly-owned subsidiary and are eliminated upon consolidation. As of March 31, 2019, the Company had established a new bank account for the wholly-owned subsidiary with $100,000 in cash, and has funded an additional $50,000 to date.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Stavros Triant

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave., Suite 315
Denver, CO 80246